Wi-Tron, Inc.
                      59 LaGrange Street, Raritan, NJ 08869
                      Tel (908) 253-6870 Fax (908) 253-6875

February 5, 2007

United States
Securities and Exchange Commission
Washington, DC 20549
Attn.: David Burton

Re: Wi-Tron, Inc. Form 8-K-A filed on January 23, 2007; File No. 0-21931; response to comment letter dated January 23, 2007


Dear Mr. Burton:


Following are responses to each of your five comments regarding our Form 8-K filed on January 23, 2007. We have responded to each of your questions in numerical order. Some of our responses refer to exhibits which are included in this document.

1. Revise to provide the information required by Item 3(a)(1)(iv) of Regulation S-B: Form 8-K-A was filed with the Commission on February 5, 2007. The following text was added to the Form 8-K-A in response to your comment:

      a. The subject matter of these reports from the Former Accountant was discussed in detail by the Board of Directors prior to the release of the financial statements for both of the aforementioned periods. The Registrant authorized the Former Accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the Former Accountants' comments on internal control deficiencies.

2. Detailed description of each reportable event: In your letter to us on Page 2, item 4, you request that we provide you with any letter or written communication to and from the former accountant regarding reportable events. We have enclosed that letter as Exhibit B which we believe fully explains the nature of each reportable event. Accordingly, for the sake of brevity, we have not repeated those comments here. Please refer to exhibit B.

3. Schedule of fiscal year end fourth quarter adjustments: The schedule is enclosed as Exhibit A in the requested format.

4. Letter or written communications from the former accountants: The letter sent to the Board of Directors by the former accountants dated March 29, 2006 is attached as Exhibit B.

5. Updated Exhibit 16 letter: Form 8-K-A filed with the Commission on February 5, 2007 included an updated Exhibit 16 letter from our former accountants.


                                     * * * *

In Connection with our response to your comments, we acknowledge that:

      o The company is responsible for the adequacy and accuracy of the disclosures in the filing;

      o Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.


We believe that we have responded fully to all of your questions in the letter. You may wish to contact the engagement partner, Stewart W. Robinson of the former accountants directly. His telephone number is (917) 405-4900 and his fax number is (917) 591-3048. We would appreciate that any fax communications be sent both our office at (908) 253-6875 and Mr. Robinson at (917) 591-3048.


Sincerely,


/s/ John C. Lee
---------------
John C. Lee, Chief Executive Officer

EXHIBIT A

Schedule of fiscal year end fourth quarter adjustments:
Amplidyne, Inc.                                                 Page 1 of 3
Year End: December 31, 2005
Adjusting Journal Entries

                                                                                                      P&L Effect+
                                                                                                        Increase
                                                                                                       - income
                                                                                                       (decrease
         Date       Name                                        A/C No       Debit          Credit      income)
       ------     ------                                       --------     -------        --------   -----------
  1   10/1  Accrued Expense - Accounting                         2102        24,142.00
      10/1  PROFESSIONAL FEES-ACCTG                              7361                      24,142.00     24,142.00
            Accounting fee accrual. Actual
            balance is $25,342. balance on AP is $1,200

  2  12/31  PAID IN CAPITAL                                      3030                     273,000.00
     12/31  Private Placement Income (must be changed)           4301       273,000.00                 (273,000.00)
            Reclass private placement income
            as paid-in-capital temporarily until
            details are worked out

  3  12/31  Accrued expenses - other auditor accruals            2220                      30,000.00            --
     12/31  Offering expenses                                    3031        30,000.00
            Accrue private placement fees $10K
            each to Michael Freedman,
            Bridge Ventures and Saggi Capital

  4  12/31  Lease reserve - short {new account}                  1179        21,767.00                          --
     12/31  DUE FROM LEASES-SHORT                                1180                      21,767.00
     12/31  DUE FROM LEASES-LONG                                 1181                       9,935.01
     12/31  Lease reserve - long {new account}                   1184         9,935.01
            Write-off old leases that are not
            collectible

  5  12/31  PREPAID EXPENSES                                     1300                       7,000.00            --
     12/31  ACCRUED EXP-PAYROLL                                  2200         3,000.00
     12/31  ACCRUED EXP-PAYROLL                                  2200         4,000.00
            Reclassify prepaid expenses for
            amounts paid to Nimi $3,000 Dave $4,000
            treated as advances and then accrued with
            December
            payroll

  6  12/31  ACCTS REC-ALLOWANCE                                  1111                         701.51
     12/31  BAD DEBT                                             6350           701.51                     (701.51)
            Adjust for negative bad debts
            account balance

  7  12/31  ADVERTISING                                          7010         1,698.50                   (1,698.50)
     12/31  Write-off old payables                               7260                       1,698.50
            Adjust for settlement of Horizon
            House

Amplidyne, Inc.                                                 Page 2 of 3
Year End: December 31, 2005
Adjusting Journal Entries

                                                                                                      P&L Effect+
                                                                                                       Increase
                                                                                                       - income
                                                                                                       (decrease
         Date       Name                                        A/C No       Debit          Credit      income)
       ------     ------                                       --------     -------        --------   -----------
  8   12/31  PAYROLL TAXES PAYABLE                               2211         2,000.00
      12/31  NJ STATE TAX EXP                                    8510         2,000.00                   (2,000.00)
             CHK 473 NJ GROOS INCOME TAX NOT
             SUBMITTED FOR PAYMENT - reversed to wrong
             account

  9   12/31  NOTE PAY- August 10, 2005 Private Placement         2400                      4,500.00
      12/31  INTEREST EXPENSE                                    6260         4,500.00                   (4,500.00)
             Accrue interest on private
             placement note ($300000 * 1.5%) - JEP

 10   12/31  Accrued expenses - other auditor accruals           2220        10,970.26
      12/31  RENT-BUILDING                                       6080                      10,970.26     10,970.26
             To reverse rent accrued on
             3/31/05. Duplicate rent expense was
             recorded in April 2005. -JEP

 11   12/31  ACCOUNTS PAYABLE                                    2010                      11,000.00            --
      12/31  Accrued expenses - other auditor accruals           2220                      11,000.00
             To reclassify rent accrued on
             September 2005. Accounts payable is
             nornally used to accrue rent. -JEP

 12   12/31  NOTE PAYABLE-OFFICER - Dave Bains                   2900                      46,000.00
      12/31  Due to officer - Tochi Bains                        2901                      10,000.00
      12/31  SALARIES-OFFICERS                                   7420        46,000.00                  (56,000.00)
      12/31  SALARIES-SALES                                      7430        10,000.00
             To accrue officers' salaries as of
             12/31/05. -JEP

 13   12/31  Subsciptions Receivable                             1160                       6,000.00            --
      12/31  PAID IN CAPITAL                                     3030         6,000.00
             To record receipt of the 6,000
             subscription receivable recorded in 9/05

 14   12/31  COMMON STOCK                                        3010                         445.00            --
      12/31  PAID IN CAPITAL                                     3030           445.00
             To separate C/S related to Q4
             private placements from APIC

Amplidyne, Inc.                                                 Page 3 of 3
Year End: December 31, 2005
Adjusting Journal Entries

                                                                                                       P&L Effect+
                                                                                                        Increase
                                                                                                        - income
                                                                                                        (decrease
         Date       Name                                        A/C No       Debit          Credit       income)
       ------     ------                                       --------     -------        --------    -----------
 15  12/31  COMMON STOCK                                         3010                           4.18            --
     12/31  PAID IN CAPITAL                                      3030             4.18
            Issuance of 41,667 prior to 2004
            which were never recorded (see memo in
            workpapers)

 16  12/31  COMMON STOCK                                         3010                          25.00            --
     12/31  PAID IN CAPITAL                                      3030            25.00
            Issuance of 250,000 to Wayne Fogel
            in 2005 which should have
            been recorded as issuable in 2004

 17  12/31  INVENTORY-W.I.P.                                     1210                      64,755.00
     12/31  INVENTORY-FINISHED GOODS                             1220                      37,087.89
     12/31  R&D: O/H                                             6047         101,842.89               (101,842.89)
            Adjust inventory of finished goods and WIP to
            net realizable values as per analysis of subsequent
            sales orders resulting in a value of $6,000 per unit
            for 4 units.

            The costs that were originally included in inventory were labor and materials costs related

 18  12/31  COMMON STOCK                                         3010                          20.00
     12/31  PAID IN CAPITAL                                      3030            20.00                          --
            Record Michael Freedman 6/27/05
            200,000  shares that have not been issued
            yet. See AJ 06-06

 19  12/31  COMMON STOCK                                         3010                           5.00
     12/31  PAID IN CAPITAL                                      3030                       7,470.00
     12/31  CONSULTANTS-GENERAL                                  7470         7,475.00                   (7,475.00)
            Record the issuance of 50,000
            (actual issuance date of 2/8/06) to Eric
            Popkoff of Undiscovered Equities

 20  12/31  PAID IN CAPITAL                                      3030         1,625.00
     12/31  CONSULTANTS-GENERAL                                  7470                       1,625.00      1,625.00
            Adjust the compensation element
            for Eric Popkoss Undiscovered Equities as
            the wrong stock price was used.                                         --            --            --
                                                                              ---------    ----------- -----------
                                                                              679,536.12    679,536.12 (412,105.64)

EXHIBIT 2


Letter or written communications from the former accountants regarding controls aand reportable events:


                                    KBL, LLP
               --------------------------------------------------
                  70-20 Austin Street ~ Forest Hills, NY 11375
                                  718.575.5750
          Main office: 67 Wall Street, New York, NY 10005 212.785.9700


      THIS LETTER IS INTENDED SOLELY FOR THE USE OF THE AUDIT COMMITTEE AND
                             THE BOARD OF DIRECTORS


March 29, 2006

Mr. John C. Lee
Wi-Tron, Inc.
59 LaGrange Street
Raritan, NJ 08869

Dear Mr. Lee:

Statement on Auditing Standards Number 61, issued by the Auditing Standards Board of the American Institute of CPA's establishes a requirement for the auditor to determine that certain matters related to the conduct of an audit are communicated to those who have responsibility for oversight of the financial reporting process. This Statement requires the auditor to ensure that the audit committee receives additional information regarding the scope and results of the audit that may assist the audit committee in overseeing the financial reporting and disclosure process for which management is responsible. While Wi-Tron has not formed a formal audit committee, the oversight you and Tarlochan Bains as directors constitute an audit committee equivalent for this purpose.


1. We conducted our audits in accordance of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit conducted in accordance with generally accepted auditing standards is designed to obtain reasonable, rather than absolute, assurance about the financial statements.

2. The system of internal controls over financial reporting is inadequate both in design and implementation. Management continues to rely on the auditors to find errors and propose corrections. There is no system in place to detect errors except for post-period visits by Jessica Lee, which only results in detection of some, but not all material errors.

3. We do not believe that there are any matters to report to the audit committee regarding significant accounting policies that are not clearly defined in the notes to the financial statements.

4. The committee should be aware that management applies significant judgment to the valuation of inventories as it relates to the ability of the Company to realize the stated values through subsequent usage and ultimate sale. We proposed significant downward adjustments to the originally stated inventory values, which were accepted by management and recorded. Management needs to more diligently monitor the usage and ultimate ability of the Company to realize the stated values of inventory and needs to make efforts to dispose of items it deems to be no longer useful. Furthermore, management needs to become knowledgeable about the concept of net realizable value and should be very cautious not value any items at an amount greater than they can be sold for in the normal course of business.

5. We proposed significant audit adjustments that, individually or in the aggregate, have a significant effect on the Company's financial reporting process. We believe that these adjustments would not have been detected except through the auditing procedures performed. While it has been common in the past for management to rely on auditors to detect these errors, the introduction of the Sarbanes-Oxley Act, and the requirement for internal control audits (starting in 2007 for small business issuers) is making this practice unacceptable. The detection by auditors of significant errors in financial statements will require the audit report on internal control to be qualified, and that may have a material impact on investor perception of management of the Company, as well as the reliability of financial reporting. The following are the adjustments we consider to be of particular importance and have significant impact on the internal controls over the financial reporting process:

      a. Accrued audit fees was adjusted downward by approximately $24,000 and no internal person questioned the validity of that balance.

      b. The proceeds of a private placement of $273,000 were erroneously recorded as income. Furthermore, this total included the receipt of $6,000 in payment of a subscription receivable from a previous offering which was not separately identified. Additionally, no internal person made any effort to determine the correct allocation between paid-in-capital and par value and nobody had any substantive information on the terms of the offering.

      c. Fees in connection with the private placement aggregating $30,000 which were paid in 2006 were not properly accrued.

      d.    Interest of $4,500 was accrued on the private placement notes.

      e. Overall downward adjustments to inventory aggregated approximately $189,000.

            i) The change (decline) in inventory approximating $56,000 was not recorded internally since the company depends on journal entries to adjust inventory balances upon physical count and pricing.

            ii)   Year  end   additions   to  the   obsolescence   allowance  of
                  approximately $30,000 were required which were not recorded by management.

      f. The carrying costs of finished goods (80W CDMA units) were valued by management at the cost to produce them. Because they were pre-production units, the costs incurred and included in inventory ($125,843) were substantially in excess of both the normal production costs as well as their net realizable values of approximately $24,000, necessitating a downward adjustment of $101,843.

6. Certain expenses paid by officers of the Company were not properly recorded.

7. Due to the approximately $1,319,000 loss and the approximately $1,150,000 deficiency in Stockholders' Equity, we believe that certain unrecorded adjustments would not have a material impact on the 2004 financial statements. However, the following are matters underlying adjustments proposed by the auditor but not recorded by the entity that could potentially cause future financial statements to be materially misstated, even though the auditor has concluded that the adjustments are not material to the current financial statements. The aggregate effect of these unrecorded adjustments would decrease the loss and liabilities by approximately $27,000.

      a.    Sundry   adjustments   to  liabilities   and  expenses   aggregating
            approximately $27,000.

8. Management's Discussion and Analysis (MD&A). We are not required to audit the MD&A, but we have discussed the trends and reviewed the MD&A for proper content in accordance with SEC guidelines. As in the case of financial statements used for other purposes, management has the responsibility for the financial representations contained in documents filed under the federal securities statutes. In this connection the Securities and Exchange Commission has said: The fundamental and primary responsibility for the accuracy of information filed with the Commission and disseminated among the investors rests upon management. Management does not discharge its obligations in this respect by the employment of independent public accountants, however reputable. Accountants' certificates are required not as a substitute for management's accounting of its stewardship, but as a check upon the accounting.

9. We had no disagreements with management with respect to conducting the 2005 audit or reporting on the 2005 financial statements.

10. We did not consult with other accountants about auditing and accounting matters.

11.   We had significant difficulties in conducting the audit.

      a.    Commencement of the audit was delayed due to the following factors:

            i) Nimi's office was under construction and she could not get her work done in time for us to come in earlier.

            ii)   We needed to wait until  workpapers  were  prepared by Jessica
                  Lee.

            iii) We needed to help the Company find a suitable financial accountant to prepare the financial statements, as we are not allowed as auditors to be the preparer of the statements and management failed to provide the statements by preparing them internally with the help of Jessica Lee.

      b. Company staff did not prepare the requested workpapers either on a timely basis or at all.

      c. We were requested to perform services related to the financial statements which would violate independence standards. We had to interface with your outside accountants to have certain calculations prepared.

      d. The Company has financial disputes with virtually all attorneys who represent or have represented it, making communication with them virtually impossible.

      e. Banks refused to respond to audit inquiries without being paid a fee, or did not respond at all.

      f. The change of stock transfer agents left the Company with an unaccounted for gap in the shares outstanding per the transfer agent compared to the Company's books amounting to 41,767 shares. This was not an insignificant matter and was resolved only with great difficulty.

      g. Management does not possess the necessary experience and knowledge to track the terms and conditions of private placements or to properly track and account for the receipt of funds there from causing great difficulty for the outside accountants and us in reconciling and reporting on those items.

      h. Management could not adequately explain the terms of the officers' employment agreements nor determine their effective dates. Jessica Lee had great difficulty determining the proper accrual for officer compensation which also resulted in great difficulty for us to audit that area.

      i. Management does not exercise due care in managing, tracking and accounting for payroll tax liabilities and the late payment of taxes has caused significant penalties and interest. We had great difficulty auditing the liability for payroll taxes due to the difficulty in finding adequate documentation and calculating the accuracy of the recorded liabilities and expenses.

      j. We continued to have difficulty in auditing the accounts payable balances and in determining the accuracy of reported balances.

            i) Several significant payments of recorded liabilities were recorded as direct charges against the expenses, thereby overstating both the liabilities and expenses.

To summarize the issues stated above, the system of internal controls needs a complete overhaul before the Company can expect financial statements that are free from material error before the audit is conducted. The Company must hire a person or consulting firm who is thoroughly trained in matters involving financial reporting for publicly traded companies. Furthermore, it is recommended that the audit committee hire a consulting firm to overhaul all areas of internal control to become in compliance with the rules of the Sarbanes-Oxley Act Section 404. Additionally, it is recommended that all members of management and all directors attend training in public company internal controls and their obligations under the Sarbanes-Oxley Act.

While we have made certain recommendations in this letter regarding internal controls and other matters, we must inform you that our review of controls was limited to the extent we considered necessary to be able to express an opinion on the Company's financial statements taken as a whole. There may be further weaknesses disclosed in a more exhaustive review or examination of controls which we have not determined or mentioned in this letter.

The letter is not intended to be a letter of recommendations to management on correcting deficiencies in or enhancing the functions of the internal control systems.


March 29, 2006

Forest Hills, New York

                                                                        KBL, LLP